News Release

RECEIVED

2007 SEP 18 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

ZURICH®

07026731

Zurich announces CEO transition at Global Life segment

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, September 13, 2007 – Zurich Financial Services (Zurich) announces today that Paul van de Geijn (60), Chief Executive Officer (CEO) of the Group's Global Life business segment, will reach his planned retirement date in 2008, and that Mario Greco (48) will be joining the company to succeed him as CEO after a transition period.

Mr. van de Geijn has served as Global Life's CEO and as a member of the Group Executive Committee since November 2003. During that time, he has successfully led the restructuring of Zurich's life operations by focusing the business on a multi-niche strategy and generating significant increases in new business value between 2003 and 2007. Under his leadership, the life business systematically enhanced its product offerings, successfully leveraged the Group's cross-border capabilities, and expanded its emerging markets operations.

Mr. Greco brings to Zurich a highly successful career in the European life insurance markets. As CEO of Eurizon Financial Group, a unit of Italy-based Sanpaolo IMI Group, he helped increase profitability by over 35 percent between 2004 and 2006, while more than doubling profits of Italy-based insurer Ras during his tenure as CEO from 2000 to 2004. He has also held senior leadership posts with Allianz, where he was a member of the management board, and McKinsey & Company.

Mr. Greco earned an undergraduate degree in Economics from the University of Rome, and a Master in International Economics and Monetary Theory at the University of Rochester (USA). He is a member of the Board

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ZURICH®

of Directors of Editoriale l'Espresso Group, Indesit, Saras and Bocconi University.

"Paul's determination and drive repositioned Global Life as a valuable contributor to Zurich's consistent earnings over the past four years," remarked Zurich CEO James J. Schiro. "Moreover, our ability to attract someone of Mario's proven capabilities to help take the operations to the next level of profitable growth is a testament to the fundamental strength and potential of our life business."

Mr. van de Geijn will remain CEO of Global Life through a transition period that will last into 2008. During that time, he will also take on new projects concentrating on Zurich's expanding operations in China. Mr. Greco will join Zurich and its Group Executive Committee on October 1, 2007.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END